Exhibit 4(f)



         Summary of Addendum to the Lease Agreement for Herzliya Business Park, Building D, between VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. entered into, on June 19, 2002.

         VocalTec Communications Ltd. and Gemel Tsu'a Lehashka'ot Ltd. entered into, on June 19, 2002, an Addendum to the Lease Agreement for Herzliya Business Park, Building D, between the parties dated July 20, 1998.

         According to the Addendum, the term of the lease was extended until January 31, 2005. Effective as of February 1, 2002, the rent was amended such that for the period between February 1, 2002 and May 1, 2003, the rent is $10.90 (NIS 52) per square meter per month, between May 1, 2003 and August 1, 2004, the rent is $13.50 (NIS 64) per square meter per month, and between August 1, 2004 and January 31, 2005, the rent is $14.40 (NIS 68) per square meter per month.

         The premises leased during the extended period are the same premises leased under the original agreement, excluding 800 square meters on the third floor that were returned to the lessor on June 15, 2002.

         The cost of parking is $88 (NIS 417.60) per parking space per month for up to 173 parking spaces (an additional 17 parking spaces are added at no additional cost).